UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

______________________________________________

SCHEDULE 13E-3

RULE 13e-3 TRANSACTION STATEMENT UNDER SECTION 13(e)

OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 2)

______________________________________________

Proteo, Inc.
(Name of the Issuer and Name of Person Filing Statement)
______________________________________________

Common Stock, par value $0.001 per share

(Title of Class of Securities)

74369R100

(CUSIP Number of Class of Securities)

Oliver Wiedow

President, Chief Executive Officer and Chief Financial Officer

Proteo, Inc.

2102 Business Center Drive

Irvine, California 92612
(949) 253-4155

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications on Behalf of the Person Filing Statement)

With copies to:

Serge Pavluk, Esq.

Kevin Zen, Esq.

Snell & Wilmer L.L.P.

350 South Grand Avenue, 31st Floor

Los Angeles, California 90071-3406

(213) 929-2500
______________________________________________

This statement is filed in connection with (check the appropriate box):

a. [X]	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b. [_]	The filing of a registration statement under the Securities Act of 1933.

c. [_]	A tender offer.

d. [_]	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies. [_]

Check the following box if the filing is a final amendment reporting the results of the transaction. [X]

Calculation of Filing Fee

TRANSACTION VALUATION*	AMOUNT OF FILING FEE**
$21,101	$3

* Calculated solely for the purposes of determining the filing fee. The transaction valuation assumes the payment for 703,350 shares of common stock of the Company at $0.03 per share in cash in lieu of issuing fractional shares to holders in connection with the Company’s proposed reverse stock split.

** The filing fee is calculated in accordance with Rule 0-11(b) by multiplying the Transaction Valuation by 0.0001298.

[X] Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $3

Form or Registration No.: Schedule 13E-3 (File No. 005-61897)

Filing Party: Proteo, Inc.

Date Filed: May 7, 2020

Explanatory Note

This Amendment No. 2 to Rule 13e-3 Transaction Statement on Schedule 13E-3 (as amended, the “Schedule 13E-3”), is being filed by Proteo, Inc., a Nevada corporation (the “Company”), in connection with a proposed going private transaction. The Schedule 13E-3 was initially filed with the U.S. Securities and Exchange Commission (the “SEC”) on May 7, 2020 and was subsequently amended by Amendment No. 1 filed on May 26, 2020. This Amendment No. 2 is being filed pursuant to Rule 13e-3(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as a final amendment to the Schedule 13E-3 solely to report the results of the Rule 13e-3 transaction.

At a special meeting of stockholders held on July 9, 2020, the Company’s stockholders approved an amendment to the Company’s Articles of Incorporation (the “Certificate of Amendment”) to effect a 1-for-2,000 reverse stock split of the Company’s common stock, par value $0.001 per share (the “Common Stock”), resulting in (i) holdings prior to such split of fewer than 2,000 shares of Common Stock being converted into a fractional share, which were immediately cancelled and converted into a right to receive the “Cash-Out-Payment” as described in the Company’s definitive proxy statement on Schedule 14A filed with the SEC on May 26, 2020, and (ii) the Company having fewer than 500 stockholders of record, thereby allowing the Company to deregister its Common Stock under the Exchange Act and avoid the costs associated with being a public reporting company.

On July 17, 2020, the Company filed the Certificate of Amendment with the Nevada Secretary of State to effect the reverse stock split, which became effective at 12:01 a.m., Eastern Time, on July 22, 2020.

On July 22, 2020, following the effectiveness of the reverse stock split, the Company filed a Form 15 with the SEC to deregister the Common Stock under the Exchange Act. Upon filing of the Form 15, the Company’s obligation to file certain reports with the SEC, including Forms 10-K, 10-Q and 8-K, was immediately suspended. The Company expects that the deregistration will become effective 90 days after the date of filing of the Form 15 with the SEC.

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SIGNATURE

After due inquiry and to the best of its knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PROTEO, INC.

By:	/s/ Oliver Wiedow
Name:	Oliver Wiedow
Title:	President, Chief Executive Officer and Chief Financial Officer

Dated: July 22, 2020

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